SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                         TO RULES 13d-1 (b) (c), AND (d)

                                  Knobias, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   49915R-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    3/15/2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

CUSIP No. 49915R-10-1                 13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Richard Smithline
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                         (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     4,645,975
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,645,975
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,645,975
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.68%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------

CUSIP No. 49915R-10-1                 13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      DC Opportunity Advisors LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                         (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     2,923,530
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            2,923,530
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,923,530
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.47%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------

CUSIP No. 49915R-10-1                 13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      DCOFI Master LDC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                         (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     2,923,530
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            2,923,530
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,923,530
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.47%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------

Item 1.

      (a)   Name of Issuer.

            Knobias, Inc.

      (b)   Address of Issuer's Principal Executive Offices.

            875 Northpark Drive
            Ridgeland, MS 39157

Item 2.

      (a)   Name of Person Filing.

            This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Richard Smithline ("Mr. Smithline"), DC Opportunity Advisors LLC ("DC Opportunity"), and DCOFI Master LDC ("DCOFI") (collectively, the "Reporting Persons").

            The Reporting Persons are making a joint filing because they may be deemed a group pursuant to Section 13 of the Securities Exchange Act of 1934. The Reporting Persons do not affirm the existence of such a group.

      (b)   Address of Principal Business Office or, if none, Residence.

            The principal business address of each of the Reporting Persons is:

            830 Third Avenue, 14th Floor
            New York, NY 10022

      (c)   Citizenship.

            Mr. Smithline is a United States citizen.

            DC Opportunity is organized and existing in Delaware.

            DCOFI is organized and existing in the Cayman Islands.

      (d)   Title of Class of Securities.

            Common Stock, $0.01 par value per share

      (e)   CUSIP Number.

            49915R-10-1

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

      (a)   |_|   Broker or dealer registered under Section 15 of the Act.
      (b)   |_|   Bank as defined in Section 3(a)(6) of the Act.
      (c)   |_|   Insurance Company as defined in Section 3(a)(19) of the Act.
      (d)   |_|   Investment Company registered under Section 8 of the
                  Investment Company Act.
      (e)   |_|   Investment Adviser in accordance with Sec.
                  240.13d-1(b)(1)(ii)(E).
      (f)   |_|   Employee Benefit Plan or Endowment Fund in accordance with
                  Sec. 240.13d-1(b)(1)(ii)(F).
      (g)   |_|   Parent holding company, in accordance with Sec.
                  240.13d-1(b)(ii)(G).
      (h)   |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.
      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940.
      (j)   |X|   Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d-1(c), check this box |X|.

Item 4. Ownership

      (a)   Amount Beneficially Owned.

                  Mr. Smithline: 4,645,975 (comprised of 1,668,048 shares of Common Stock; 14,584 shares of Common Stock underlying Preferred Stock; 39,813 shares of Common Stock underlying Warrants; 166,667 shares of Common Stock underlying Preferred Stock held by DCOFI, of which Mr. Smithline is a Director; 833,333 shares of Common Stock underlying Convertible Notes held by DCOFI, of which Mr. Smithline is a Director; 1,823,530 shares of Common Stock underlying Warrants held by DCOFI, of which Mr. Smithline is a Director; and 100,000 shares of Common Stock held by DCOFI, of which Mr. Smithline is a Director).

                  DC Opportunity: 2,923,530 (comprised of 166,667 shares of Common Stock underlying Preferred Stock held by DCOFI, of which DC Opportunity is the investment manager; 833,333 shares of Common Stock underlying Convertible Notes held by DCOFI, of which DC Opportunity is the investment manager; 1,823,530 shares of Common Stock underlying Warrants held by DCOFI, of which DC Opportunity is the investment manager; and 100,000 shares of Common Stock held by DCOFI, of which DC Opportunity is the investment manager).

                  DCOFI: 2,923,530 (comprised of 166,667 shares of Common Stock underlying Preferred Stock; 833,333 shares of Common Stock underlying Convertible Notes; 1,823,530 shares of Common Stock underlying Warrants; and 100,000 shares of Common Stock).

      (b)   Percent of Class. Mr. Smithline: 8.68%
                              DC Opportunity: 5.47%
                              DCOFI: 5.47%

      (c)   Number of shares as to which each such person has

            (i)   sole power to vote or to direct the vote:
                                                     Mr. Smithline: 4,645,975
                                                     DC Opportunity: 2,923,530
                                                     DCOFI: 2,923,530

            (ii)  shared power to vote or to direct the vote:

                                                     Mr. Smithline: 0
                                                     DC Opportunity: 0
                                                     DCOFI: 0

            (iii) sole power to dispose or to direct the disposition of:
                                                     Mr. Smithline: 4,645,975
                                                     DC Opportunity: 2,923,530
                                                     DCOFI: 2,923,530

            (iv)  shared power to dispose or to direct the disposition of:
                                                     Mr. Smithline: 0
                                                     DC Opportunity: 0
                                                     DCOFI: 0

Item 5. Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            See Item 4(a) above, which is incorporated by reference herein.

Item 8. Identification and Classification of Members of the Group.

            The Reporting Persons may be deemed to constitute a group with one another pursuant to Section 13 of the Securities Exchange Act of 1934. The Reporting Persons do not affirm the existence of such a group.

Item 9. Notice of Dissolution of Group.

            Not applicable.

Item 10. Certifications.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2005


/s/ Richard Smithline
---------------------------------------
Richard Smithline


/s/ Richard Smithline
---------------------------------------
DC Opportunity Advisors LLC
By: Richard Smithline, Managing Member


/s/ Richard Smithline
---------------------------------------
DCOFI Master LDC
By: Richard Smithline, Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A

                                    AGREEMENT
                          JOINT FILING OF SCHEDULE 13G

      The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13G and any amendments thereto reporting each of the undersigned's ownership of securities of Knobias, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

Date: May 9, 2005


/s/ Richard Smithline
---------------------------------------
Richard Smithline


/s/ Richard Smithline
---------------------------------------
DC Opportunity Advisors LLC
By: Richard Smithline, Managing Member


/s/ Richard Smithline
---------------------------------------
DCOFI Master LDC
By: Richard Smithline, Director